Exhibit 99.4

6158 NetEase VIF Proof 3 Annual General Meeting of NetEase, Inc. to be held on September 13, 2019 For Holders as of July 31, 2019 Annual General Meeting of NetEase, Inc. September 13, 2019 See Voting Instruction On Reverse Side. Date: Please make your marks like this: Use pen only PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified, or until such directors’ earlier death, bankruptcy, insanity, resignation or removal: For Against Abstain MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. 1a 1b 1c 1d 1e 1f 1g William Lei Ding Alice Cheng Denny Lee Joseph Tong Lun Feng Michael Leung Michael Tong All votes must be received by 5:00 pm, New York Time on September 11, 2019. PROXY TABULATOR FOR NETEASE, INC. P.O. BOX 8016 CARY, NC 27512-9903 PROPOSAL NO. 2: Appoint PricewaterhouseCoopers Zhong Tian LLP as independent auditors of NetEase, Inc. for the fiscal year ending December 31, 2019. EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Copyright © 2019 Mediant Communications Inc. All Rights Reserved Please Sign Here Please Date Above 6158 NetEase VIF.indd 1 8/13/2019 1:11:04 PM Please separate carefully at the perforation and return just this portion in the envelope provided.

6158 NetEase VIF Proof 3 NETEASE, INC. (the “Company”) Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on September 11, 2019) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 31, 2019 at the Annual General Meeting of Shareholders of NetEase, Inc. to be held at 10:00 a.m. on September 13, 2019 at the Company’s offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. 6158 NetEase VIF.indd 2 8/13/2019 1:11:04 PM PROXY TABULATOR FOR NETEASE, INC. P.O. Box 8016 CARY, NC 27512-9903